SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AUGUST TRAFFIC GROWS 52% TO 16.9M GUESTS

Ryanair Holdings plc today (Fri, 2 Sep) released August traffic statistics as follows:

				Rolling 12 month
	Aug 21	Aug 22	Change	Aug 21	Aug 22	Change
Guests	11.1m	16.9m	+52%	44.0m	148.0m	+236%
L. Fact	82%	96%	+14%	75%	89%	+14%
Ryanair operated over 92,800 flights in August.

ENDS

For further info
 please contact:                             Press Office                              Piaras Kelly
                                           Ryanair DAC                          Edelman Ireland
                                           Tel: +353-1-9451799             Tel: +353-1-6789333
                                           press@ryanair.com                ryanair@edelman.com

Note to Editor:

Prior Months	Guests (m)	L.F.
March*	11.2	87%
April	14.2	91%
May	15.4	92%
June	15.9	95%
July	16.8	96%
August	16.9	96%
                                                       * Mar traffic and L.F. damaged by Ukraine invasion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 September, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary